                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                                    (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          PEGASUS COMMUNICATIONS CORPORATION
      -------------------------------------------------------------------------
                                   (Name of Issuer)


                         Class A Common Stock, Par Value $.01
      -------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      705904100
      -------------------------------------------------------------------------
                                    (CUSIP NUMBER)


                                 Jeanelle F. de Jager
                               Fleet Equity Partners
                                  50 Kennedy Plaza
                                     RI MO F12C
                               Providence, RI  02903
                                   (401) 278-6770
      -------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                    April 27, 1998
      -------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                     SCHEDULE 13D


CUSIP NO. 705904100
--------------------------------------------------------------------------------
1)   Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons

     Fleet Venture Resources, Inc.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

                                                                 (a) / /
                                                                 (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds      OO

--------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                      / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Rhode Island
--------------------------------------------------------------------------------
Number of Shares    7)   Sole Voting Power:       0
Beneficially Owned
By Each Reporting
Person With         8)   Shared Voting Power: 6,842,506


                    9)   Sole Dispositive Power:  0

                    10)  Shared Dispositive Power: 406,186
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          6,842,506
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

          43.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

                                                                    Page 3 of 24
                                     SCHEDULE 13D


CUSIP NO. 705904100
--------------------------------------------------------------------------------
1)   Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons

     Fleet Growth Resources II, Inc.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

                                                                 (a) / /
                                                                 (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds      Not applicable

--------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                      / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of Shares    7)   Sole Voting Power:          0
Beneficially Owned
By Each Reporting
Person With         8)    Shared Voting Power:     6,842,506


                    9)   Sole Dispositive Power:  0

                    10)  Shared Dispositive Power:  174,079
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

         6,842,506
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

          43.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

                                                                    Page 4 of 24
                                     SCHEDULE 13D


CUSIP NO. 705904100
--------------------------------------------------------------------------------
1)   Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons

     Fleet Growth Resources, Inc.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

                                                                 (a) / /
                                                                 (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds      Not applicable

--------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                      / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Rhode Island
--------------------------------------------------------------------------------
Number of Shares    7)   Sole Voting Power:             0
Beneficially Owned
By Each Reporting
Person With         8)    Shared Voting Power:    6,842,506


                    9)   Sole Dispositive Power:     0


                    10)  Shared Dispositive Power:     174,079
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          6,842,506
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

          43.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

                                                                    Page 5 of 24
                                     SCHEDULE 13D


CUSIP NO. 705904100
--------------------------------------------------------------------------------
1)   Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons

     Fleet Equity Partners VI, L.P.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

                                                                 (a) / /
                                                                 (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds      OO

--------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                      / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of Shares    7)   Sole Voting Power:             0
Beneficially Owned
By Each Reporting
Person With         8)    Shared Voting Power:    6,842,506


                    9)   Sole Dispositive Power:     0


                    10)  Shared Dispositive Power:     174,079
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        6,842,506
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

        43.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person

     PN
--------------------------------------------------------------------------------

                                     SCHEDULE 13D


CUSIP NO. 705904100

1)   Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons

     Fleet Private Equity Co., Inc.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

                                                                 (a) / /
                                                                 (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds      Not applicable

--------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                      / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Rhode Island
--------------------------------------------------------------------------------
Number of Shares    7)   Sole Voting Power:             0
Beneficially Owned
By Each Reporting
Person With         8)    Shared Voting Power:    6,842,506


                    9)   Sole Dispositive Power:     0


                    10)  Shared Dispositive Power:     580,265
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        6,842,506
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

        43.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

                                                                    Page 7 of 24
                                     SCHEDULE 13D


CUSIP NO. 705904100

1)   Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons

     Silverado IV Corp.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

                                                                      (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds      Not applicable

--------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                           / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of Shares    7)   Sole Voting Power:             0
Beneficially Owned
By Each Reporting
Person With         8)    Shared Voting Power:    6,842,506


                    9)   Sole Dispositive Power:     0


                    10)  Shared Dispositive Power:     174,079
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        6,842,506
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

        43.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

                                                                    Page 8 of 24
                                     SCHEDULE 13D


CUSIP NO. 705904100
--------------------------------------------------------------------------------
1)   Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons

     Chisholm Partners III, L.P.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

                                                                      (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds      OO

--------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                           / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of Shares    7)   Sole Voting Power:             0
Beneficially Owned
By Each Reporting
Person With         8)    Shared Voting Power:    6,842,506


                    9)   Sole Dispositive Power:     0


                    10)  Shared Dispositive Power:     147,611
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

           6,842,506
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

           43.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person

     PN
--------------------------------------------------------------------------------

                                                                    Page 9 of 24
                                     SCHEDULE 13D

CUSIP NO. 705904100

--------------------------------------------------------------------------------
1)   Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons

     Silverado III, L.P.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

                                                                      (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds      Not applicable

--------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                           / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of Shares    7)   Sole Voting Power:             0
Beneficially Owned
By Each Reporting
Person With         8)    Shared Voting Power:    6,842,506


                    9)   Sole Dispositive Power:     0


                    10)  Shared Dispositive Power:    147,611
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,842,506
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

       43.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person

     PN
--------------------------------------------------------------------------------

                                                                   Page 10 of 24
                                     SCHEDULE 13D

CUSIP NO. 705904100

--------------------------------------------------------------------------------
1)   Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons

     Silverado III Corp.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

                                                                      (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds      Not applicable

--------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                           / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of Shares    7)   Sole Voting Power:             0
Beneficially Owned
By Each Reporting
Person With         8)    Shared Voting Power:    6,842,506


                    9)   Sole Dispositive Power:     0


                    10)  Shared Dispositive Power:     147,611
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        6,842,506
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

        43.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

                                                                   Page 11 of 24
                                     SCHEDULE 13D

CUSIP NO. 705904100

--------------------------------------------------------------------------------
1)   Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons

     Kennedy Plaza Partners
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

                                                                      (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds      OO

--------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                           / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Rhode Island
--------------------------------------------------------------------------------
Number of Shares    7)   Sole Voting Power:             0
Beneficially Owned
By Each Reporting
Person With         8)    Shared Voting Power:    6,842,506


                    9)   Sole Dispositive Power:     0


                    10)  Shared Dispositive Power:     10,179
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        6,842,506
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

        43.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person

     PN
--------------------------------------------------------------------------------

                                     SCHEDULE 13D

CUSIP NO. 705904100

--------------------------------------------------------------------------------
1)   Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons

     Robert M. Van Degna
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

                                                                      (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds      Not applicable

--------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                           / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of Shares    7)   Sole Voting Power:             0
Beneficially Owned
By Each Reporting
Person With         8)    Shared Voting Power:    6,842,506


                    9)   Sole Dispositive Power:     0


                    10)  Shared Dispositive Power:     738,055
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        6,842,506
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

        43.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person

     IN
--------------------------------------------------------------------------------

                                                                   Page 13 of 24
                                     SCHEDULE 13D

CUSIP NO. 705904100

--------------------------------------------------------------------------------
1)   Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons

     Habib Y. Gorgi
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

                                                                      (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds      Not applicable

--------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                           / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of Shares    7)   Sole Voting Power:             0
Beneficially Owned
By Each Reporting
Person With         8)    Shared Voting Power:    6,842,506


                    9)   Sole Dispositive Power:     0


                    10)  Shared Dispositive Power:     738,055
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        6,842,506
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

        43.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person

     IN
--------------------------------------------------------------------------------

                                                                   Page 14 of 24
--------------------------------------------------------------------------------
This Schedule 13D is filed in connection with the closing of the transactions under that certain Agreement and Plan of Merger dated January 8, 1998 (the "Agreement") among the Issuer, certain of its shareholders, Pegasus DTS
Merger Sub, Inc. ("Merger Sub"), Digital Television Services, Inc. ("DTS")
and certain of its stockholders, pursuant to which Merger Sub, a wholly-owned subsidiary of the Issuer, merged into DTS and DTS became a wholly-owned subsidiary of the Issuer (the "Merger"). In connection with the Merger, the Issuer issued 5,471,296 shares of its Class A Common Stock, par value $.01 per share, to the former stockholders of DTS in exchange for all of the issued and outstanding shares of the capital stock of DTS.  In connection with the Merger, the Issuer and the Reporting Persons entered into the Voting Agreement (as defined herein) with certain of the persons to whom those shares were issued. Because of the Voting Agreement, the Reporting Persons share voting power over the shares held by the other parties to the Voting Agreement and, under the Commission's rules, are deemed to beneficially own them. The purpose of this Schedule 13D is to reflect the Reporting Persons' deemed beneficial ownership of these shares.
--------------------------------------------------------------------------------


     ITEM 1.     SECURITY AND ISSUER.

          This Schedule 13D relates to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Pegasus Communications Corporation (the "Issuer"). The Issuer is a Delaware corporation and its principal executive offices are located at 5 Radnor Corporate Center, Suite 454, 100 Matsonford Road, Radnor, PA 19087.

     ITEM 2.     IDENTITY AND BACKGROUND.

     (a) This statement is filed by the following (collectively, the "Reporting Persons"):

     (i) by virtue of their direct beneficial ownership of Class A Common Stock, by each of Fleet Venture Resources, Inc., a Rhode Island Corporation ("FVR"), Fleet Equity Partners VI, L.P., a Delaware limited partnership ("FEP6"), Chisholm Partners III, L.P., a Delaware limited partnership ("CP3"), and Kennedy Plaza Partners, a Rhode Island general partnership ("KPP"),

     (ii) by virtue of being the sole general partners of FEP6, by Fleet Growth Resources II, Inc., a Delaware corporation ("FGR2"), and Silverado IV Corp., a Delware corporation ("S4C"),

     (iii) by virtue of the ownership of all of the outstanding common stock of FGR2, by Fleet Growth Resources, Inc., a Rhode Island corporation ("FGR"),

     (iv) by virtue of the ownership of all of the outstanding common stock of FGR and all of the outstanding common stock of FVR, by Fleet Private Equity Co., Inc., a Rhode Island corporation ("FPEC"),

     (v) by virtue of being the sole general partner of CP3, by Silverado III, L.P., a Delaware limited partnership ("S3LP"),

     (vi) by virtue of being the sole general partner of S3LP, by Silverado III Corp., a Delaware corporation ("S3C"),

     (vii) by virtue of their ownership of a majority of the outstanding common stock of S3C and S4C, and by virtue of their officer and director positions and roles with FVR, FGR, FGR2, FPEC, S3C, S4C, and KPP, by Robert M. Van Degna and Habib Y. Gorgi.

     Fleet Financial Group, Inc., a Rhode Island corporation ("FFG"), owns all of the outstanding common stock of FPEC.

     The Reporting Persons are deemed to be part of a "group" as a result of the Voting Agreement (as defined in Item 6) and, pursuant to an agreement between the Reporting Persons (which is filed with this Schedule 13D as Exhibit 1) and as permitted by Rule 13d-1(f) under the Securities Exchange Act of 1934, the Reporting Persons are filing this joint statement.

     By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.

     Shares of the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Common Stock") are convertible into shares of Class A Common Stock on a one-for-one basis at any time at the option of the holder. In addition, shares of Class B Common Stock are automatically converted into Class A Common Stock upon transfer to persons who are not Permitted Transferees (as this term is defined in the Issuer's Amended and Restated Certificate of Incorporation). Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share.

     By reason of the Voting Agreement described in Item 6, the Reporting Persons share voting power over the shares of Class A Common Stock (and the 4,581,900 shares of Class A Common Stock issuable upon conversion of the outstanding shares of Class B Common Stock) held by the persons identified in
Item 6 and are deemed to be beneficial owners thereof. The Reporting Persons are advised that certain of the persons described in Item 6 are separately filing one or more statements on Schedule 13D, pursuant to Rule 13d-1(f)(2), with respect to their beneficial ownership of the Issuer's securities.

     Certain information concerning the executive officers and directors of FGR2, FGR, FVR, FPEC, FFG, S3C, and S4C (collectively, the "Fleet Directors and Officers") is set forth on Schedule A attached hereto, which is incorporated herein by this reference.

     (b) The principal business address of each of FVR, FEP6, FGR2, FGR, FPEC, CP3, S3LP, S3C, S4C, KPP, and Messrs. Van Degna and Gorgi is 50 Kennedy Plaza, Providence, Rhode Island 02903. The principal business address of FFG is 1 Federal Street, Boston, Massachusetts 02110.

     (c) The principal business of each of FEP6, FGR2, FGR, FVR, FPEC, CP3, S3LP, S3C, S4C, and KPP is making and managing private equity investments, and, in the case of FGR2, and

S4C, acting as the general partners of FEP6, in the case of S3LP, acting as the general partner of CP3, in the case of S3C, acting as the general partner of S3LP. FFG is principally engaged in the business of providing diversified financial services, including services relating to commercial banking, consumer banking, investment services, asset collection and management services to its subsidiaries, financial institutions and individuals. Mr. Van Degna is Chairman and CEO of each of FPEC, FVR, FGR, FGR2, and Chairman, CEO and Treasurer of S3C and S4C, and Managing General Partner of Kennedy Plaza Partners. Mr. Gorgi is President of FPEC, FVR, FGR, FGR2, and President and Secretary of S3C and S4C, and Managing General Partner of Kennedy Plaza Partners.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Fleet Directors and Officers, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) (a "Criminal Conviction").

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Fleet Directors and Officers, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws (a "Civil Violation").

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As provided in the Merger Agreement, the consideration given by each Reporting Person for the Class A Common Stock held by it or him (and described in Item 5) consisted solely of shares of the outstanding capital stock of DTS.

     ITEM 4.  PURPOSE OF TRANSACTION.

     The composition of the Issuer's board of directors has been changed to satisfy the requirements of the Voting Agreement, as more fully described in
Item 6. Otherwise, neither of the Reporting Persons, any Director or Executive Officer has any present plans, or contemplates any present proposals, that relate to or would result in any of the transactions described in Item 4 of
Schedule 13D.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Reporting Persons, the Directors and Executive Officers are deemed to be the beneficial owners of the number and percentage of the Issuer's Class A Common Stock set forth below:

     FVR is the direct beneficial owner of 406,186 Class A Common Stock shares, or approximately 2.6% of the 15,858,884 Class A Common Stock shares deemed outstanding (the "Outstanding Shares") as of December 31, 1997 (adjusted to include shares issued in the Merger and assumes conversion of all Class B Common Stock into Class A Common Stock). By virtue of the relationship reported under
Item 2 of this Statement, FPEC, FFG, and Messrs. Van Degna and

Gorgi may be deemed to share indirect beneficial ownership of the Class A Common Stock directly beneficially owned by FVR. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the shares not held directly by them.

     FEP6 is the direct beneficial owner of 174,079 Class A Common Stock shares, or approximately 1.1% of the Outstanding Shares. By virtue of the relationships reported unter Item 2 of this Statement, FGR2, FGR, FPEC, FFG, S4C, and Messrs. Van Degna and Gorgi may be deemed to share beneficial ownership of the Class A Common Stock directly beneficially owned by FEP6. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the shares not held directly by them.

     CP3 is the direct beneficial owner of 147,611 Class A Common Stock shares, or approximately 0.9% of the Outstanding Shares. By virtue of the relationship reported under Item 2 of this Statement, S3LP, S3C and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Class A Common Stock directly beneficially owned by CP3. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the shares not held directly by them.

     KPP is the direct beneficial owner of 10,179 Class A Common Stock shares, or approximately 0.1% of the Outstanding Shares. By virtue of the relationship reported under Item 2 of this Statement, Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Class A Common Stock directly beneficially owned by KPP. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the shares not held directly by them.

     The information included in the Voting Agreement (as defined in Item 6, and attached hereto as Exhibit 1) is hereby incorporated in its entirety by this reference. By virtue of the arrangements described in Item 6, the Stockholders may be deemed to constitute a group. Except as specifically set forth in this item 5(a), each of the Reporting Persons disclaims beneficial ownership of shares held by the other Stockholders.

     (c)     Not applicable.

     (d)     Not applicable.

     (e)     Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On April 27, 1998, a wholly-owned subsidiary of the Issuer merged (the "Merger") into Digital Television Services, Inc., a Delaware corporation ("DTS"), as a result of which DTS became a wholly owned subsidiary of the Issuer, and the Issuer issued 5,471,296 shares of Class A Common Stock to the former stockholders of DTS. In connection with the Merger, the Issuer and the Reporting Persons entered into a voting agreement dated April 27, 1998 (the "Voting Agreement") with Pegasus Capital, L.P., Pegasus Communications Holdings, Inc., Whitney Equity Partners, L.P., Columbia Capital Corporation, Columbia DBS, Inc., and Marshall W. Pagon (collectively, the "Stockholders"). The Voting Agreement obligates the parties thereto to vote their shares of the

Issuer's Class A Common Stock and Class B Common Stock to elect to the Issuer's board of directors three persons designated by Mr. Pagon, one person designated by CCC, one person designated by Whitney Equity Partners, L.P., one person designated by Chisholm Partners III, L.P., and three Independent Directors (as defined in the Voting Agreement). It also requires there to be audit, compensation and nominating committees of the Issuer's board of directors, each consisting of one member designated by Mr. Pagon, one member designated by a majority of the directors designated by CCC, Whitney Equity Partners, L.P. and Chisholm Partners III, L.P., and one member designated by a majority of the Independent Directors. The Voting Agreement is filed as Exhibit 2 to this
Schedule 13D.

     ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

1.   Joint Filing Agreement dated May 7, 1998.

2.   Voting Agreement dated April 27, 1998.

                                      SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   May 7, 1998


Fleet Venture Resources, Inc.

By: /s/ Robert M. Van Degna
   ------------------------------
   Robert M. Van Degna
   Chairman & CEO

                                      SCHEDULE A


I.   DIRECTORS AND EXECUTIVE OFFICERS OF FPEC, FVR, FGR, FGR2

(A) DIRECTORS                 PRINCIPAL OCCUPATION

Robert M. Van Degna      Chairman and CEO, FPEC
Habib Y. Gorgi           President, FPEC
H. Jay Sarles            Vice Chairman and Chief Administrative Officer, FFG
Brian T. Moynihan        Senior Vice President, FFG
Douglas L. Jacobs        Senior Vice President and Treasurer, FFG

(B) EXECUTIVE OFFICERS   PRINCIPAL OCCUPATION

Robert M. Van Degna      Chairman and CEO, FPEC
Habib Y. Gorgi           President, FPEC
Michael A. Gorman        Senior Vice President, FPEC
Thadeus J. Mocarski      Senior Vice President, FPEC
Riordon B. Smith         Senior Vice President, FPEC
Cynthia L. Balasco       Vice President, Assistant Secretary, Controller, and
                         CFO, FPEC

II.  DIRECTORS AND EXECUTIVE OFFICERS OF S3C AND S4C.


(A) DIRECTORS                 PRINCIPAL OCCUPATION

Robert M. Van Degna      Chairman and CEO, FPEC
Habib Y. Gorgi           President, FPEC

(B) EXECUTIVE OFFICERS   PRINCIPAL OCCUPATION

Robert M. Van Degna      Chairman and CEO, FPEC
Habib Y. Gorgi           President, FPEC
Michael A. Gorman        Senior Vice President, FPEC
Thadeus J. Mocarski      Senior Vice President, FPEC
Riordon B. Smith         Senior Vice President, FPEC
Cynthia L. Balasco       Vice President, Assistant Secretary, Controller, and
                         CFO, FPEC

III.  DIRECTORS AND EXECUTIVE OFFICERS OF FFG


(A) DIRECTORS                 PRINCIPAL OCCUPATION/ADDRESS

Joel B. Alvrod           President and Managing Director, Shawmut Capital
                         Partners, Inc.
                         One Federal Street
                         Boston, MA 02110

William Barnett, III     President and CEO, William Barnett & Son, Inc.
                         P.O. Box 131
                         1300 Hayne Street
                         Arcadia, SC  20320

Bradford R. Boss         Chairman, A.T. Cross Company
                         One Albion Road
                         Lincoln, RI  02865

Stillman B. Brown        President, Harcott Corporation
                         196 Trumball Street, 4th Floor
                         Hartford, CT  06103

Paul J. Choquette, Jr.   Chairman and CEO, Gilbane Building Company
                         Seven Jackson Walkway
                         Providence, RI  02940

Kim B. Clark             Dean of Faculty, Harvard Business School
                         Soldiers Field Rd.
                         Boston, MA  02163

John T. Collins          Chairman and CEO, The Collins Group, Inc.
                         60 State Street, Suite 700
                         Boston, MA  02109

James F. Hardymon        Chairman and CEO, Textron, Inc.
                         40 Westminster Street
                         Providence, RI  02903

Marian L. Heard          President and CEO, United Way of Massachusetts Bay
                         245 Sommer Street, Suite 1401
                         Boston, MA  02210

Robert M. Kavner         Chief Executive Officer and President,  In Command
                         Corp.
                         6331 San Ignacio Avenue
                         San Jose, CA  95119

Raymond C. Kennedy       Chairman, Kendall Holdings, Inc.
                         745 Warren Street
                         Hudson, NY  12534

Robert J. Matura         Chairman and CEO, Treefort Fellows and Robert J. Matura
                         Associates
                         84 Lynam Road
                         Stamford, CT  06903

Arthur C. Milot          Private Investor
                         P.O. Box 456
                         Jamestown, RI  02835

Terrence Murray          Chairman and CEO
                         Fleet Financial Group, Inc.
                         One Federal Street
                         Boston, MA 02110

Thomas D. O'Connor, Sr.  Chairman and CEO, Mohawk Paper Mills, Inc.
                         465 Saratoga Street
                         P.O. Box 497
                         Cohoes, NY  12047

Michael B. Picotte       Managing General Partner and CEO, The Picotte Companies
                         20 Corporate Woods Boulevard, Suite 600
                         Albany, NY  12211

Thomas C. Quick          President and CEO, Quick & Reilly/Fleet Securities,
                         Inc.
                         P.O. Box 48
                         New York, NY  10274

Lois D. Rice             Guest Scholar, Program in Economic Studies
                         Brookings Institution
                         2332 Massachusetts Avenue, N. W.
                         Washington, DC   20008

John R. Riedman          Chairman, Riedman Corp.
                         Riedman Tower
                         45 East Avenue
                         Rochester, NY  14604

Thomas M. Ryan           Vice Chairman and CEO, CVS Corporation
                         1 CVS Drive
                         Woonsocket, RI  02895

Samuel O. Thier, M.D.    President and CEO, Partners HealthCare Systems, Inc.
                         Prudential Tower, 11th Floor
                         800 Boylston Street
                         Boston, MA  02199

Paul R. Tregurtha        Chairman and CEO, Mormac Marine Group, Inc.
                         Three Landmark Square
                         Stamford, CT  06901

(B) EXECUTIVE OFFICERS   PRINCIPAL OCCUPATION/BUSINESS ADDRESS

Terrence Murray          Chairman and CEO
                         Fleet Financial Group, Inc.
                         One Federal Street
                         Boston, MA 02110

Robert J. Higgins        President and Chief Operating Officer
                         Fleet Financial Group, Inc.
                         One Federal Street
                         Boston, MA 02110

H. Jay Sarles            Vice Chairman and Chief Administrative Officer
                         Fleet Financial Group, Inc.
                         One Federal Street
                         Boston, MA 02110

Eugene M. McQuade        Vice Chairman and Chief Financial Officer
                         Fleet Financial Group, Inc.
                         One Federal Street
                         Boston, MA 02110

Gunnar S. Overstrom, Jr  Vice Chairman
                         Fleet Financial Group, Inc.
                         777 Main Street
                         Hartford, CT  06115

Michael R. Zucchini      Vice Chairman and Chief Technology Officer
                         Fleet Financial Group
                         50 Kennedy Plaza
                         Providence, RI  02903

William C. Mutterperl    Executive Vice President, Secretary and General Counsel
                         Fleet Financial Group, Inc.
                         One Federal Street
                         Boston, MA 02110

M. Anne Szostak          Executive Vice President
                         Fleet Financial Group
                         50 Kennedy Plaza
                         Providence, RI  02903

Douglas L. Jacobs        Senior Vice President and Treasurer
                         Fleet Financial Group
                         75 State Street
                         Boston, MA  02109

Robert C. Lamb, Jr.      Controller and Chief Accounting Officer
                         Fleet Financial Group
                         50 Kennedy Plaza
                         Providence, RI  02903